EXHIBIT 4.1

SUPPLEMENTAL
SAVINGS PROGRAM
Effective as of January 1, 2007

PBG
Supplemental Savings Program

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ARTICLE I — ESTABLISHMENT AND PURPOSE
     1.1 Purpose. This Supplemental Savings Program is intended to provide benefits to employees whose participation in the Company Retirement Contributions portion of the PBG 401(k) Savings Program is limited because of the maximum amount of compensation which may be considered for purposes of Company Retirement Contributions under Section 401(a)(17) of the Internal Revenue Code or because of elective deferrals under the PBG Executive Income Deferral Program.
     1.2 Type of Plan. For federal income tax purposes, the PBG Supplemental Savings Program is intended to be a non-qualified unfunded deferred compensation plan. For purposes of the Employee Retirement Income Security Act of 1974 (“ERISA”), the Plan is intended to be a plan described in Sections 201(2), 301(a)(3) and 401(a)(1) of ERISA providing benefits to a select group of management or highly compensated employees.
     1.3 Adoption and Effective Date. The Pepsi Bottling Group, Inc. hereby adopts this PBG Supplemental Savings Program effective as of January 1, 2007.
ARTICLE II — DEFINITIONS
     When used in this Plan, the following terms shall have the meanings set forth below unless a different meaning is plainly required by the context:
     2.1 Account. The account maintained for a Participant on the books of his or her Employer to determine, from time to time, the Participant’s interest under this Plan. The balance in such Account shall be determined by the Recordkeeper pursuant to guidelines established by the Plan Administrator. Each Participant’s Account shall consist of up to three subaccounts, as applicable: a Company Retirement Contribution Subaccount, a Supplemental Company Retirement Contribution Subaccount, and a Nonqualified Holding Contribution Subaccount. The Recordkeeper may also establish such additional subaccounts as it deems necessary for the proper administration of the Plan.
     2.2 Act. The Securities Exchange Act of 1934, as amended.
     2.3 Beneficiary. The person or persons (including a trust or trusts) properly designated by a Participant, as determined by the Plan Administrator, to receive the Participant’s vested Account in the event of the Participant’s death.
     2.4 Code. The Internal Revenue Code of 1986, as amended from time to time.
     2.5 Company. The Pepsi Bottling Group, Inc. (also referred to herein as “PBG”), a corporation organized and existing under the laws of the State of Delaware, or its successor or successors.
     2.6 Company Retirement Contribution Subaccount. A subaccount of a Participant’s Account maintained to reflect the Participant’s interest in the Plan attributable to Employer allocations prescribed in Section 4.1.
     2.7 Compensation. A Participant’s Savings Plan Pay, determined without regard to the Compensation Limit, plus amounts deferred under the EID. Deferred amounts shall be included in Compensation at the time such amounts would have been payable if the Participant made no election to defer receipt of such amounts pursuant to the EID, and amounts received in a later year pursuant to an election to defer the payment in accordance with the EID shall not be treated as Compensation in such later year.
     2.8 Compensation Limit. The maximum amount of compensation which may be considered in determining the Company Retirement Contributions for a Participant in the Savings Plan under Section 401(a)(17) of the Code.
     2.9 Distribution Valuation Date. Each date as specified by the Plan Administrator from time to time as of which Participant Accounts are valued for purposes of a distribution from a Participant’s Account. The initial Distribution Valuation Dates are the last day of each month. The Distribution Valuation Date may be changed by the Plan Administrator, provided that such change does not result in a change in when Accounts are paid out that is impermissible under Section 409A of the Code. Values are determined as of the close of a Distribution Valuation Date or, if such date is not a business day, as of the close of the immediately preceding business day.
     2.10 EID. The PBG Executive Income Deferral Program, as amended from time to time.
     2.11 Eligible Employee. The term Eligible Employee shall have the meaning given to it in Section 3.1 of this Plan.
     2.12 Employee. An individual who is a common law employee of an Employer. In no event shall a leased employee, independent contractor, or other non-employee contract worker be treated as an Employee.
     2.13 Employer. The Company and each of the Company’s subsidiaries and affiliates (if any) that are currently designated as an Employer by the Plan Administrator. An entity shall be an Employer hereunder only for the period that it is (i) so designated by the Plan Administrator, and (ii) a member of the PBG Organization.
     2.14 ERISA. Public Law 93-406, the Employee Retirement Income Security Act of 1974, as amended from time to time.
     2.15 Key Employee. The individuals identified in accordance with principles set forth below.
(a)	General. Any Participant who at any time during the applicable year is:
(1)	An officer of any member of the PBG Organization having annual compensation greater than $130,000 (as adjusted under Section 416(i)(1) of the Code);

(2)	A 5-percent owner of any member of the PBG Organization; or

(3)	A 1-percent owner of any member of the PBG Organization having annual compensation of more than $150,000.
For purposes of (1) above, no more than 50 employees identified in the order of their annual compensation shall be treated as officers. For purposes of this section, annual compensation means compensation as defined in Section 415(c)(3) of the Code. The

Plan Administrator shall determine who is a Key Employee in accordance with Section 416(i) of the Code and the applicable regulations and other guidance of general applicability issued thereunder or in connection therewith, and provided further that the applicable year shall be determined in accordance with Section 409A and that any modification of the foregoing definition that applies under Section 409A shall be taken into account.
(b)	Applicable Year. Except as otherwise required by Section 409A, the Plan Administrator shall determine Key Employees as of the last day of each calendar year, based on compensation for such year, and such designation shall be effective for purposes of this Plan for the twelve month period commencing on April 1st of the next following calendar year.
(c)	Rule of Administrative Convenience. In addition to the foregoing, the Company shall treat all other Employees classified as E5 and above as a Key Employee for purposes of the Plan.
     2.16 NAV. The net asset value of a phantom unit in one of the phantom funds offered for investment under the Plan, determined as of any date in the same manner as applies on that date under the actual fund that is the basis of the phantom fund offered by the Plan.
     2.17 Nonqualified Holding Contribution Subaccount. A subaccount of a Participant to reflect the Participant’s interest in the Plan attributable to Employer allocations prescribed in Section 4.3.
     2.18 Participant. Any Eligible Employee who has an Account. An active Participant is one who is currently receiving credits to such Account in accordance with Article IV.
     2.19 PBG Organization. The controlled group of organizations of which the Company is a part, as defined by Sections 414(b) and (c) of the Code and the regulations issued thereunder. An entity shall be considered a member of the PBG Organization only during the period it is one of the group of organizations described in the preceding sentence.
     2.20 Plan. The PBG Supplemental Savings Program, the plan set forth herein, as it may be amended from time to time.
     2.21 Plan Administrator. The Compensation and Management Development Committee of the Board of Directors of the Company (the “Compensation Committee”) or its delegate or delegates, which shall have the authority to administer the Plan as provided in Article VII.
     2.22 Recordkeeper. For any designated period of time, the party that is delegated the responsibility, pursuant to the authority granted by the Plan Administrator, to maintain the records of Participant Accounts, process Participant transactions and perform other duties in accordance with procedures and rules established by the Plan Administrator.
     2.23 Savings Plan. The PBG 401(k) Savings Program, as amended from time to time.
     2.24 Savings Plan Pay. The Participant’s compensation as defined in the Savings Plan for purposes of Company Retirement Contributions under the Savings Plan.

     2.25 Section 409A. Section 409A of the Code and the applicable regulations and other guidance issued thereunder.
     2.26 Separation from Service. A Participant’s separation from service with the PBG Organization, within the meaning of Section 409A(a)(2)(A)(i) of the Code. Notwithstanding the preceding, a Participant’s transfer to PepsiCo, Inc. shall not be a Separation from Service, if Section 409A expressly provides that a transfer to a pre-designated affiliate is not a Separation from Service. In such event, Separation of Service shall be deemed to occur on such Participant’s Separation from Service with PepsiCo, Inc.
     2.27 Supplemental Company Retirement Contribution Subaccount. A Subaccount of a Participant’s Account maintained to reflect the Participant’s interest in the Plan attributable to Employer allocations prescribed in Section 4.2.
     2.28 Valuation Date. Each date, as determined by the Plan Administrator from time to time, as of which Participant Accounts are valued in accordance with Plan procedures.
ARTICLE III — ELIGIBILITY AND PARTICIPATION
     3.1 Eligibility to Participate.
(a)	In General.
(1)	Each Employee who is eligible for Company Retirement Contributions under the Savings Plan and (i) whose allocations of Company Retirement Contributions under such plan are curtailed by the Compensation Limit; or (ii) who elects to make elective deferrals under the EID shall be eligible to participate in this Plan.

(2)	Notwithstanding paragraph (1) above, from time to time the Plan Administrator may modify, limit or expand the class of individuals eligible to participate in the Plan, pursuant to criteria for eligibility that need not be uniform among all or any group of Employees.
(b)	During the period an individual satisfies all of the eligibility requirements of this section, he or she shall be referred to as an Eligible Employee.

(c)	Each Eligible Employee becomes an active Participant on the date an amount is first credited to the Eligible Employee’s Account by the Recordkeeper or the Plan Administrator pursuant to Section 4.1.
     3.2 Termination of Participation. An individual, who has been an active Participant under the Plan, ceases to be a Participant on the date his or her Account is fully paid out.
ARTICLE IV — CONTRIBUTIONS
     4.1 Company Retirement Contributions. As soon as administratively feasible following the end of each calendar year (or, in the event the Eligible Employee Separates from Service during such year, as soon as administratively feasible following Separation from Service), the Plan Administrator shall credit each Eligible Employee’s Company Retirement Contribution Subaccount the amount, if any, determined under Section 4.4.
     4.2 Supplemental Company Retirement Contributions. As soon as administratively feasible following each payroll period of an Employer, the Plan Administrator shall credit each Eligible Employee’s Supplemental Company Retirement Contribution Subaccount an amount, if any, equal to two percent (2%) of the Eligible Employee’s Savings Plan Pay for such period in excess of the Compensation Limit. As soon as administratively feasible following the end of each calendar year (or, in the event the Eligible Employee Separates from Service during such year, as soon as administratively feasible following Separation from Service), the Plan Administrator shall credit each Eligible Employee’s Supplemental Company Retirement Contribution Subaccount the amount, if any, determined under Section 4.4.
     4.3 Nonqualified Holding Contributions. As soon as administratively feasible following each payroll period of an Employer, the Plan Administrator shall credit each Eligible Employee’s Nonqualified Holding Contribution Subaccount an amount, if any, equal to two percent (2%) of the Eligible Employees elective EID deferrals for such period.
     4.4 Transfers to Company Retirement Contribution and Supplemental Company Retirement Contribution Subaccounts. As soon as administratively feasible following the last day of each calendar year (or in the event a Participant Separates from Service during such year, as soon as administratively feasible following Separation from Service), the Plan Administrator shall transfer from each Participant’s Nonqualified Holding Contribution Subaccount to such Participant’s Company Retirement Contribution Subaccount an amount, if any, equal to the sum of (i) the Participant’s elective EID deferrals credited for such calendar year that do not exceed the difference between the Compensation Limit and the Participant’s Savings Plan Pay not in excess of such Limit, multiplied by two percent (2%); and (ii) gains and losses credited with respect to such amount for such calendar year, determined by the Plan Administrator based on the ratio of contributions to be transferred and the total contribution to the subaccount for such year. After such transfer, the balance in the Eligible Employee’s Nonqualified Holding Contribution Subaccount shall be transferred to such Participant’s Supplemental Company Retirement Contribution Subaccount.
     4.5 Maximum Company Contributions. Notwithstanding any provisions of the Plan to the contrary, in no event shall the Company Contributions credited to a Participant’s Account exclusive of gains and losses credited in accordance with Section 5.2(b), for a calendar year exceed two percent (2%) of such Participant’s Compensation for such year, less the amount credited to the Participant’s Company Retirement Contribution Account in the Savings Plan.
ARTICLE V — PARTICIPANT ACCOUNTS
     5.1 Establishment of Participant Accounts. The Plan Administrator shall establish and maintain an Account for each Participant to which amounts credited pursuant to this Plan, and the investment performance of underlying investments attributable to such amounts will be credited.
     5.2 Credits to Accounts.
(a)	The Plan Administrator shall credit amounts prescribed in Article IV to the Account of the Participant as soon as administratively feasible after such amount is determined.

(b)	Account Earnings or Losses. As of each Valuation Date, a Participant’s Account shall be credited with earnings and gains (and shall be debited for expenses and losses) determined as if the amounts credited to his or her Account had actually been invested as directed by the Participant in accordance with this Article. The Plan provides only for “phantom investments,” and therefore such earnings, gains, expenses and losses are hypothetical and not actual. However, they shall be applied to measure the value of a Participant’s Account and the amount of his or her Employer’s liability to make deferred payments to or on behalf of the Participant.
     5.3 Investment Options.
(a)	General. Each Participant’s Account shall be invested on a phantom basis in any combination of phantom investment options specified by the Participant from those offered by the Plan Administrator for this purpose from time to time. The Plan Administrator may discontinue any phantom investment option with respect to some or all Accounts, and it may provide rules for transferring a Participant’s phantom investment from the discontinued option to a specified replacement option (unless the Participant selects another replacement option in accordance with such requirements as the Plan Administrator may apply).
(b)	Phantom Investment Options. The basic phantom investment options offered under the Plan are as follows:
(1)	Phantom PBG Stock Fund. Participant Accounts (or designated portions thereof) invested in this phantom option are adjusted to reflect an investment in the PBG Stock Fund, which is offered under the Savings Plan. An amount initially invested or transferred into this option is converted to phantom units in the PBG Stock Fund by dividing such amount by the NAV of the fund on the Valuation Date as of which the amount is treated as invested in this option by the Plan Administrator. A Participant’s interest in the Phantom PBG Stock Fund is valued as of a Valuation Date (or a Distribution Valuation Date) by multiplying the number of phantom units credited to the Participant’s Account on such date by the NAV of a unit in the PBG Stock Fund on such date. If shares of PBG Common Stock change by reason of any stock split, stock dividend, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other any other corporate change treated as subject to this provision by the Plan Administrator, such equitable adjustment shall be made in the number and kind of phantom units credited to an Account as the Plan Administrator may determine to be necessary or appropriate. In no event will shares of PBG Common Stock actually be purchased or held under this Plan, and no Participant shall have any rights as a shareholder of PBG Common Stock on account of an interest in this phantom option.

(2)	Phantom Savings Plan Funds. From time to time, the Plan Administrator shall designate which (if any) of the investment options under the Savings Plan shall be available as phantom investment options under this Plan. Participant Accounts invested in these phantom options are adjusted to reflect an investment in the corresponding investment options under the Savings Plan. An amount initially credited or transferred into one of these options is converted to phantom units in the applicable Savings Plan fund of equivalent value by dividing such amount by the NAV of a unit in such fund on the date as of which the amount is treated as invested in the option by the Plan Administrator. Thereafter, a Participant’s interest in each such phantom option is valued as of a Valuation Date (or a Distribution Valuation Date) by multiplying the number of phantom units credited to his or her Account on such date by the NAV of a unit in the applicable Savings Plan fund on such date.

(3)	Other Funds. From time to time, the Plan Administrator shall designate which (if any) other investment options shall be available as phantom investment options under this Plan. These may be in addition to those provided for above. They may also be in lieu of some or all of them. Any of these phantom investment options shall be administered under procedures implemented from time to time by the Plan Administrator.
     5.4 Method of Allocation.
(a)	The Participant must designate, in accordance with procedures established by the Plan Administrator, the allocation of credits to the Participant’s Account in 5% increments among the phantom investment options then offered by the Plan Administrator. If such a designation specifies phantom investment options for less than 100% of the Participant’s Account, the Plan Administrator shall allocate the Participant’s Account to a default fund designated by the Plan Administrator to the extent necessary to provide for investment of 100% of the credits to such Participant’s Account. If an election specifies phantom investment options for more than 100% of the amounts credited for the Participant’s Account, the election shall be void and the Participant must make a new election. In the absence of a valid election, the Plan Administrator shall allocate the Participant’s Account to a default fund designated by the Plan Administrator.
(b)	Fund Transfers. A Participant may reallocate previously credited amounts among the phantom investment options in accordance with procedures established by the Plan Administrator. Such an election must specify, in 1% increments, but not less than $250.00, the reallocation of his or her Account among the phantom investment options then offered by the Plan Administrator for this purpose. If a fund transfer election provides for investing less than or more than 100% of the Participant’s Account, it will be void and no transfers shall be made. Fund transfers shall be effective as of the Valuation Date next occurring after receipt by the Recordkeeper, but the Plan Administrator or the Recordkeeper may also specify a minimum number of days in advance of which such transfer instruction must be received in order to become effective as of such next Valuation Date. If more than one transfer request is received on a timely basis for an Account, the transfer request that the Plan Administrator or Recordkeeper determines to be the most recent shall be followed.
(c)	Phantom PBG Stock Fund Restrictions. To the extent necessary to ensure compliance with Rule 16b-3(f) of the Securities Exchange Act of 1934, the Company may arrange for tracking of any such transaction defined in Rule 16b-3(b)(1) of the Securities Exchange Act of 1934 involving the Phantom PBG Stock Fund and the Company may bar any such transaction to the extent it would not be exempt under Rule 16b-3(f). The Company may impose blackout periods pursuant to the requirements of the Sarbanes-Oxley Act of 2002 whenever the Company determines that circumstances warrant. Further, the Company may impose quarterly blackout periods on insider trading in the Phantom PBG Stock Fund as needed (as determined by the Company), timed to coincide with the release of the Company’s quarterly earnings reports. The commencement and termination of these blackout periods in each quarter, the parties to which they apply and the activities they restrict shall be as set forth in the official insider trading policy promulgated by the Company from time to time.
     5.5 Vesting of a Participant’s Account; Misconduct. Subject to the following paragraph, the amount credited to a Participant’s Supplemental Company Retirement Contribution Subaccount and Nonqualified Holding Contribution Subaccount shall be fully vested on the earlier of the date the Participant, while an Employee, (a) has completed ten years of Service, as defined by the Savings Plan, and attained age 55, (b) has completed five years of Service, as defined by the Savings Plan, and attained age 65 and (c) dies. The amount credited to a Participant’s Company Retirement Contribution Subaccount (after all transfers prescribed in Section 4.4), if any, shall be fully vested on the earlier of the date the Participant (a) has completed three years of Service, as defined in the Savings Plan, and (b) dies.
          Notwithstanding any other provisions of this Plan, including this Section 5.5, to the contrary, a Participant shall forfeit his or her entire Account if the Plan Administrator determines that such Participant has engaged in “Misconduct” as defined below. The Plan Administrator may, in its sole discretion, require the Participant to pay to the Employer any amount distributed to the Participant from the Participant’s Account within the twelve month period immediately preceding a date on which the Participant engaged in such Misconduct, as determined by the Plan Administrator.
          “Misconduct” means any of the following, as determined by the Plan Administrator in good faith: (i) violation of any agreement between the Company or Employer and the Participant, including but not limited to a violation relating to the disclosure of confidential information or trade secrets, the solicitation of employees, customers, suppliers, licensors or contractors, or the performance of competitive services; (ii) violation of any duty to the Company or Employer, including but not limited to violation of the Company’s Code of Conduct; (iii) making, or causing or attempting to cause any other person to make, any statement (whether written, oral or electronic), or conveying any information about the Company or Employer which is disparaging or which in any way reflects negatively upon the Company or Employer unless required by law or pursuant to a Company or Employer policy; (iv) improperly disclosing or otherwise misusing any confidential information regarding the Company or Employer; (v) unlawful trading in the securities of the Company or of another company based on information garnered as a result of that Participant’s employment or other relationship with the Company; (vi) engaging in any act which is considered to be contrary to the best interests of the Company or Employer, including but not limited to recruiting or soliciting employees of the Employer; or (vii) commission of a felony or other serious crime or engaging in any activity which constitutes gross misconduct.
ARTICLE VI — PAYMENT OF BENEFITS
     6.1 Time and Form of Payment. Subject to Sections 6.2 and 6.5, the balance credited to an Account, to the extent vested, shall be payable in a single lump sum payment as soon as administratively feasible following the Distribution Valuation Date that next follows the earlier of (i) the Participant’s Separation from Service; and (ii) a change in control of the Participant’s Employer (other than the Company), as defined in Section 409A.

     6.2 Six Month Deferral. If the Participant is classified as a Key Employee at the time of the Participant’s Separation from Service (or at such other time for determining Key Employee status as may apply under Section 409A), then such Participant’s vested Account shall be paid, as a result of the Participant’s Separation from Service, as soon as administratively practicable following the first Distribution Valuation Date that occurs at least six months after the Participant’s Separation from Service.
     6.3 Distributions on Account of Death. Upon a Participant’s death, the value of the Participant’s Vested Account under the Plan shall be distributed to the Participant’s Beneficiary in a single lump sum payment as soon as administratively practicable following the Distribution Valuation Date next following the date of the Participant’s death.
          Each Participant may designate a Beneficiary or Beneficiaries (contingently, consecutively, or successively) of a death benefit and, from time to time, may change his or her designated Beneficiary. A Beneficiary may be a trust. A beneficiary designation shall be made in writing in a form prescribed by the Plan Administrator and delivered to the Plan Administrator while the Participant is alive. The designation of a non-spouse Beneficiary shall be vested only if the Participant’s spouse shall have in writing consented to such designation, the consent acknowledges the effect of such designation, and the consent is witnessed by a Plan representative or a notary public. If there is no designated Beneficiary surviving at the death of a Participant, payment of any death benefit of the Participant shall be made to the surviving spouse of the Participant, and if the Participant leaves no spouse, to the surviving children of the Participant and if the Participant leaves no spouse or children surviving, to the estate of the Participant.
     6.4 Valuation. In determining the amount of a distribution pursuant to this Article, the Participant’s Account shall continue to be credited with earnings and gains (and debited for expenses and losses) as specified in Article V until the Distribution Valuation Date that is used in determining the amount of the distribution under this Article.
     6.5 Automatic Deferral. Notwithstanding any other provision of this Plan to the contrary, no amount shall be paid to any Participant before the earliest date on which the Employer’s federal income tax deduction for such payment is not precluded by Section 162(m) of the Code. In the event any payment is delayed solely as a result of the preceding restriction, such payment shall be made as soon as administratively feasible following the first date as of which Section 162(m) of the Code no longer precludes the deduction by the Employer.
SECTION VII — PLAN ADMINISTRATION
     7.1 Plan Administrator. The Plan Administrator is responsible for the administration of the Plan. The Plan Administrator has the authority to name one or more delegates to carry out certain responsibilities hereunder, as specified in Section 7.3. Any such delegation shall state the scope of responsibilities being delegated.
     7.2 Action. Action by the Plan Administrator may be taken in accordance with procedures that the Plan Administrator adopts from time to time or that the Company’s Law Department determines are legally permissible.
     7.3 Powers of the Plan Administrator. The Plan Administrator shall administer and manage the Plan and shall have (and shall be permitted to delegate) all powers necessary to accomplish that purpose, including the following:

(a)	To exercise its discretionary authority to construe, interpret, and administer this Plan;
(b)	To exercise its discretionary authority to make all decisions regarding eligibility, participation and credits to Accounts, to make allocations and determinations required by this Plan, and to maintain records regarding Participants’ Accounts;
(c)	To compute and certify to the Employers the amount and kinds of payments to Participants or their Beneficiaries, and to determine the time and manner in which such payments are to be paid;
(d)	To authorize all disbursements by the Employer pursuant to this Plan;
(e)	To maintain (or cause to be maintained) all the necessary records for administration of this Plan;
(f)	To make and publish such rules for the regulation of this Plan as are not inconsistent with the terms hereof;
(g)	To delegate to other individuals or entities from time to time the performance of any of its duties or responsibilities hereunder;
(h)	To establish or to change the phantom investment options or arrangements under Article V;
(i)	To hire agents, accountants, actuaries, consultants and legal counsel to assist in operating and administering the Plan; and
(j)	Notwithstanding any other provision of this Plan, the Plan Administrator or the Recordkeeper may take any action the Plan Administrator deems is necessary to assure compliance with any policy of the Company respecting insider trading as may be in effect from time to time. Such actions may include altering the effective date of intra-fund transfers or the distribution date of Accounts. Any such actions shall alter the normal operation of the Plan to the minimum extent necessary, and shall comply with any applicable requirements of Section 409A.
     The Plan Administrator has the exclusive and discretionary authority to construe and to interpret the Plan, to decide all questions of eligibility for benefits, to determine the amount and manner of payment of such benefits and to make any determinations that are contemplated by (or permissible under) the terms of this Plan, and its decisions on such matters will be final and conclusive on all parties. Any such decision or determination shall be made in the absolute and unrestricted discretion of the Plan Administrator, even if (1) such discretion is not expressly granted by the Plan provisions in question, or (2) a determination is not expressly called for by the Plan provisions in question, and even though other Plan provisions expressly grant discretion or call for a determination. As a result, benefits under this Plan will be paid only if the Plan Administrator decides in its discretion that the applicant is entitled to them. In the event of a review by a court, arbitrator or any other tribunal, any exercise of the Plan Administrator’s discretionary authority shall not be disturbed unless it is clearly shown to be arbitrary and capricious.

     7.4 Compensation, Indemnity and Liability. The Plan Administrator will serve without bond and without compensation for services hereunder. All expenses of the Plan and the Plan Administrator will be paid by the Employers. To the extent deemed appropriate by the Plan Administrator, any such expense may be charged against specific Participant Accounts, thereby reducing the obligation of the Employers. No member of the Compensation Committee (which serves as the Plan Administrator), and no individual acting as the delegate of such committee, shall be liable for any act or omission of any other member or individual, nor for any act or omission on his or her own part, excepting his or her own willful misconduct. The Employers will indemnify and hold harmless each member of the Compensation Committee and any employee of the Company (or a Company affiliate, if recognized as an affiliate for this purpose by the Plan Administrator) acting as the delegate of such committee against any and all expenses and liabilities, including reasonable legal fees and expenses, arising in connection with this Plan out of his or her membership on the Compensation Committee (or his or her serving as the delegate of such committee), excepting only expenses and liabilities arising out of his or her own willful misconduct or bad faith.
     7.5 Withholding. The Employer shall withhold from amounts due under this Plan, the amount necessary to enable the Employer to remit to the appropriate government entity or entities on behalf of the Participant as may be required by the federal income tax withholding provisions of the Code, by an applicable state’s income tax, or by an applicable city, county or municipality’s earnings or income tax act. The Employer shall withhold from the payroll of, or collect from, a Participant the amount necessary to remit on behalf of the Participant any FICA taxes which may be required with respect to amounts accrued by a Participant hereunder, as determined by the Company.
ARTICLE VIII — CLAIMS PROCEDURE
     8.1 Claims for Benefits. If a Participant, Beneficiary or other person (hereafter, “Claimant”) does not receive timely payment of any benefits which he or she believes are due and payable under the Plan, he or she may make a claim for benefits to the Plan Administrator. The claim for benefits must be in writing and addressed to the Plan Administrator. If the claim for benefits is denied, the Plan Administrator will notify the Claimant within 90 days after the Plan Administrator initially received the benefit claim. However, if special circumstances require an extension of time for processing the claim, the Plan Administrator will furnish notice of the extension to the Claimant prior to the termination of the initial 90-day period and such extension may not exceed one additional, consecutive 90-day period. Any notice of a denial of benefits shall advise the Claimant of the basis for the denial, any additional material or information necessary for the Claimant to perfect his or her claim, and the steps which the Claimant must take to appeal his or her claim for benefits.
     8.2 Appeals of Denied Claims. Each Claimant whose claim for benefits has been denied may file a written appeal for a review of his or her claim by the Plan Administrator. The request for review must be filed by the Claimant within 60 days after he or she received the notice denying his or her claim. The decision of the Plan Administrator will be communicated to the Claimant within 60 days after receipt of a request for appeal. The notice shall set forth the basis for the Plan Administrator’s decision. However, if special circumstances require an extension of time for processing the appeal, the Plan Administrator will furnish notice of the extension to the Claimant prior to the termination of the initial 60-day period and such extension may not exceed one additional, consecutive 60-day period.

     8.3 Limitations on Actions. Any claim filed under this Article VIII and any action brought in state or federal court by or on behalf of a Participant or a Beneficiary for the alleged wrongful denial of Plan benefits or for the alleged interference with ERISA-protected rights must be brought within three years of the date the Participant’s or Beneficiary’s cause of action first accrues. Failure to bring any such cause of action within this three-year time frame shall preclude a Participant or Beneficiary, or any representative of the Participant or Beneficiary, from bringing the claim or cause of action. Correspondence or other communications following the mandatory appeals process described in this Article VIII shall have no effect on this three-year time frame.
ARTICLE IX — AMENDMENT AND TERMINATION
     9.1 Amendment of Plan. The Compensation Committee has the right in its sole discretion to amend this Plan in whole or in part at any time and in any manner, including the manner of making deferral elections, the terms on which distributions are made, and the form and timing of distributions. However, except for mere clarifying amendments necessary to avoid an inappropriate windfall, no Plan amendment shall reduce the vested amount credited to the Account of any Participant as of the date such amendment is adopted. Any amendment shall be in writing and adopted by the Compensation Committee. All Participants and Beneficiaries shall be bound by such amendment. Any amendments made to the Plan shall be subject to any restrictions on amendment that are applicable to ensure continued compliance under Section 409A.
     9.2 Termination of Plan. The Company may terminate the Plan and all other plans aggregated with the Plan pursuant to Treas. Reg. §1.409A-1(c), and distribute all vested amounts credited to Participants’ Accounts in a lump sum after the first anniversary of the date of the Plan termination and before the second anniversary of the date of the Plan termination, subject to the restrictions on maintaining future deferred compensation arrangements set forth in Treas. Reg. §1.409A-3(h)(2)(viii) (no new nonqualified plan within five years).
     The Company also may terminate the Plan and distribute all vested amounts credited to Participants’ Accounts in a lump sum payment within twelve months after a change in control as permitted under Section 409A.
     The Company also may terminate the Plan and distribute all vested amounts credited to Participants’ Accounts in a lump sum payment as of the date of the corporate dissolution of the Company in a transaction taxable under Section 331 of the Code or in the event of the bankruptcy of the Company with the approval of the Bankruptcy Court pursuant to 11 U.S.C. §504(b)(1).
     In addition, the Company may terminate the Plan and distribute all vested amounts credited to Participants’ Accounts as may otherwise be permitted by the Commissioner of the Internal Revenue Service under Section 409A.
     A termination of the Plan must comply with the provisions of Section 409A, including, but not limited to, restrictions on the timing of final distributions and the adoption of future deferred compensation arrangements.
ARTICLE X — MISCELLANEOUS

     10.1 Limitation on Participant’s Rights. Participation in this Plan does not give any Participant the right to be retained in the Employer’s or Company’s employ (or any right or interest in this Plan or any assets of the Company or Employer other than as herein provided). The Company and the Employers reserve the right to terminate the employment of any Participant without any liability for any claim against the Company or the Employers under this Plan, except for a claim for payment of deferrals as provided herein.
     10.2 Unfunded Obligation of Individual Employer. The benefits provided by this Plan are unfunded. All amounts payable under this Plan to Participants are paid from the general assets of the Participant’s individual Employer. Nothing contained in this Plan requires the Company or an Employer to set aside or hold in trust any amounts or assets for the purpose of paying benefits to Participants. Neither a Participant, Beneficiary, nor any other person shall have any property interest, legal or equitable, in any specific Employer asset. This Plan creates only a contractual obligation on the part of a Participant’s Employer, and the Participant has the status of a general unsecured creditor of this Employer with respect to amounts of compensation deferred hereunder. Such a Participant shall not have any preference or priority over, the rights of any other unsecured general creditor of the Employer. No other Employer guarantees or shares such obligation, and no other Employer shall have any liability to the Participant or his or her Beneficiary. In the event, a Participant transfers from the employment of one Employer to another, the former Employer shall transfer the liability for deferrals made while the Participant was employed by that Employer to the new Employer (and the books of both Employers shall be adjusted appropriately).
     10.3 Other Plans. This Plan shall not affect the right of any Participant to participate in and receive benefits under and in accordance with the provisions of any other employee benefit plans which are now or hereafter maintained by any Employer, unless the terms of such other employee benefit plan or plans specifically provide otherwise or it would cause such other plan to violate a requirement for tax favored treatment.
     10.4 Receipt or Release. Any payment to a Participant in accordance with the provisions of this Plan shall, to the extent thereof, be in full satisfaction of all claims against the Plan Administrator, the Recordkeeper, the Employers and the Company, and the Plan Administrator may require such Participant, as a condition precedent to such payment, to execute a receipt and release to such effect.
     10.5 Governing Law. This Plan shall be construed, administered, and governed in all respects in accordance with applicable federal law and, to the extent not preempted by federal law, in accordance with the laws of the State of New York. If any provisions of this instrument shall be held by a court of competent jurisdiction to be invalid or unenforceable, the remaining provisions hereof shall continue to be fully effective.
     10.6 Adoption of Plan by Related Employers. The Plan Administrator may select as an Employer any subsidiary or affiliate related to the Company by ownership (and that is a member of the PBG Organization), and permit or cause such division, subsidiary or affiliate to adopt the Plan. The selection by the Plan Administrator shall govern the effective date of the adoption of the Plan by such related Employer. The requirements for Plan adoption are entirely within the discretion of the Plan Administrator and, in any case where the status of an entity as an Employer is at issue, the determination of the Plan Administrator shall be absolutely conclusive.
     The amounts credited to the Account of a Participant are not (except as provided in Section 7.5) subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge,

encumbrance, charge, garnishment, execution or levy of any kind, either voluntary or involuntary, and any attempt to anticipate, alienate, sell, transfer, assign, pledge, encumber, charge or otherwise dispose of any right to any benefits payable hereunder, including, without limitation, any assignment or alienation in connection with a separation, divorce, child support or similar arrangement, will be null and void and not binding on the Plan or the Company or any Employer. Notwithstanding the foregoing, the Plan Administrator reserves the right to make payments in accordance with a divorce decree, judgment or other court order as and when cash payments are made in accordance with the terms of this Plan from the Account of a Participant. Any such payment shall be charged against and reduce the Participant’s Account.
     10.7 Facility of Payment. Whenever, in the Plan Administrator’s opinion, a Participant or Beneficiary entitled to receive any payment hereunder is under a legal disability or is incapacitated in any way so as to be unable to manage his or her financial affairs, the Plan Administrator may direct the Employer to make payments to such person or to the legal representative of such person for his or her benefit, or to apply the payment for the benefit of such person in such manner as the Plan Administrator considers advisable. Any payment in accordance with the provisions of this section shall be a complete discharge of any liability for the making of such payment to the Participant or Beneficiary under the Plan.